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Exhibit 15




Letter Re Unaudited Interim Financial Information






                                     -15-
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August 21, 1995




Board of Directors and Shareholders
Provident Life and Accident Insurance
  Company of America


We are aware of the incorporation by reference in the Registration Statement on Form S-8 of Provident Life and Accident Insurance Company of America for the registration of 1,000,000 shares of its Class B common stock of our reports dated May 11, 1995 and August 9, 1995 relating to the unaudited condensed consolidated interim financial statements of Provident Life and Accident Insurance Company of America which are included in its Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

Pursuant to Rule 436(c) of the Securities Act of 1933, our reports are not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.




ERNST & YOUNG LLP